Sapiens Announces Buy-Back of Two Million Shares

Shares to be Bought Back at $3.50 Per Share in a Private Transaction

REHOVOT, Israel, November 29, 2012 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative software solutions, announced today that it has signed a definitive agreement with one of its shareholders, Kardan Technologies Ltd., to buy back from Kardan two million of Sapiens’ Common Shares, representing approximately 5% of the total issued and outstanding shares of Sapiens. Following consummation of the transaction, the Company will have approximately 38,304,388 common shares outstanding.

Under the terms of the definitive agreement, Sapiens will buy back the two million Common Shares from Kardan at a price of $3.50 per share, for a total consideration of $7 million. The Common Shares that are bought back will be held as treasury shares.

Commenting on the transaction, Roni Al-Dor, President and CEO of Sapiens, said that "the investment of Sapiens in its own shares represents the confidence of Sapiens’ management and Board of Directors in the business potential of the Company, with its strong client base, rich product portfolio and growth engines."

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services with focus on the insurance industry. The company serves over 100 financial services customers, backed by a team of over 800 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

This release contains certain statements that may be deemed to be forward-looking statements. Such statements and the underlying information are subject to certain risks and uncertainties, including factors such as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks relating to new products and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers, as well as other risk factors detailed in the Company's SEC filings.

Contact:

Investor Relations Contact:
Roni Giladi, CFO
Sapiens International
Tel: +972-8-9382721
E-mail: roni.g@sapiens.com

or

James Carbonara, Regional Vice President

Hayden IR

Office: (646)-755-7412

James@haydenir.com